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                                  BOLT, INC.
                         304 Hudson Street, 7th Floor
                           New York, New York 10013

                                                           November 10, 2000

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Bolt, Inc.
          Registration Statement on Form S-1 (Registration No. 333-93235)

Dear Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Bolt, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-93235), together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $0.001 per share, covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please address any questions you may have to Andrew J. Merken, Esq. or Brian P. Keane, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 542-6000, facsimile number (617) 542-2241.

     Thank you for your assistance with this matter.


                                        BOLT, INC.

                                        By: /s/ Daniel A. Pelson
                                        -------------------------------------
                                        Daniel A. Pelson
                                        President and Chief Executive Officer

cc:  James M. Daly (Mail Stop 4-6)
       Securities and Exchange Commission
     John R. Pomerance, Esq.
     Peter S. Lawrence, Esq.
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
     Winthrop B. Conrad, Jr., Esq.
     Alexander G. Simpson, Esq.
       Davis Polk & Wardwell